1-14944

PE
6-3-02

02041243

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
JUN 19 2002
WASH., D.C. 152 SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PROCESSED
JUN 27 2002
THOMSON FINANCIAL

Contact:
Morris Perlis
Mad Catz Interactive, Inc.
416-368-4449 ext. 239
mperlis@madcatz.com

Peter Casey
Adam Friedman Associates
212-981-2529 ext. 14
peter@adam-friedman.com

FOR IMMEDIATE RELEASE

MAD CATZ INTERACTIVE, INC. REAFFIRMS ITS EARNINGS OF $0.11 PER SHARE FOR FISCAL 2003

Toronto, Ontario – June 14, 2002 – Morris Perlis, President and CEO of Mad Catz Interactive, Inc., (TSE/AMEX: MCZ), a leading manufacturer of video game accessories, today reaffirmed the Company's previously announced guidance for fiscal year 2003 of $0.11 per share. Full-year revenue is now expected to be in the range of $100-$105 million and gross margins in the range of 24-25%.

"We have completed our analysis of the impact of the recent price cuts on consoles and some peripherals that compete with our products. We believe that the price cuts will generate increased console sales, which should drive greater consumer demand for our products. This incremental sales increase, which we have already begun to experience, will more than offset any negative impact from the price cuts," Mr. Perlis stated.

"Our guidance for the year also includes $500,000 in price protection which will negatively impact margins for the first quarter. An additional $250,000 in price protection was allocated in the fourth quarter of fiscal 2002. This $750,000 is the full cost to Mad Catz for retail price protection on the peripherals which have been reduced in price. We continue to be very optimistic about the future of our business," Mr. Perlis concluded.

About Mad Catz Interactive, Inc.
Mad Catz Interactive, Inc., (www.madcatz.com), designs, develops, manufactures and markets a full range of accessories for video game consoles and PC gaming systems. Mad Catz is a worldwide leader of innovative peripherals in the interactive entertainment industry. Headquartered in San Diego, California, Mad Catz has offices in the U.S., U.K. and Asia, as well as distributors in the U.S., Canada, Europe and Australia.

This press release contains forward-looking statements about the Company's financial results and estimates, and business prospects that involve substantial risks and uncertainties. The Company assumes no obligation to update the forward-looking statements contained in this press release as a result of new information or future events or developments. You can identify these statements by the fact that they use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Among the factors that could cause actual results to differ materially are the following: the ability to maintain or renew the Company's licenses; competitive developments affecting our current products; the ability to successfully market both new and existing products domestically and internationally; difficulties or delays in manufacturing; market and general economic conditions. A further list and description of these risks, uncertainties and other matters can be found in the Company's reports filed with the Securities and Exchange Commission.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: June 18, 2002

By: /s/ Geofrey Myers
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.